SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - 36o andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A Message from the Board of Directors

CSN: PURSUING THE GROWTH PATH

For CSN, 2002  represented  perhaps one of the greatest  challenges it has faced since  its  privatization  in  1993.  It  was a  period  of  major  adjustments, sacrifices and concerns - brought about by the challenging domestic and external economic environments.

We made a  concerted  effort to reduce our  indebtedness,  much  impacted by the appreciation  of the U.S.  dollar.  At the same time, our commitment to reducing costs and  expenses,  as well as to  enhance  profitability  and  earnings,  has
enabled  us  to  improve   our   operational   performance,   productivity   and
competitiveness.

Our financial  results and the substantial  reduction of our indebtedness were a direct consequence of these efforts.

When we think about this debt reduction and what it means,  we have only reasons to be proud of being part of a company  that knows how to fulfill  its  destiny, ever since it was founded.

And CSN's destiny is to grow.

From the very start,  the company grew  alongside  Brazil,  bringing it into the industrial era. From then on, it spawned the technology and expertise  essential for its own  development,  as well as for other  Brazilian  steel companies that emerged during the national development project.  With an eye on the future, CSN completely modernized its industrial facilities,  laying the foundation to later absorb the continuous flow of innovations in  steelmaking.  This has allowed CSN to maintain the leadership position that has always been its trademark.

CSN dedicates  its undivided  effort to fulfill its destiny - blazing a trail of growth  and  overcoming  setbacks  along the way,  with the  confidence  and the determination  to move ahead and be recognized,  at the end of the journey,  for its courage, willingness, competence, and quality.

We stick to our determination to become a global Company. This is our main goal.

Fulfilling  our destiny is  something  that  demands  will,  patience and common sense. It demands, more than ever, balance and conviction.

The results  achieved in 2002 show us that we are pursuing the right path - with perseverance, committment, and confidence. Our employees, who are also dedicated to meeting this  challenge as the driving  force along our journey,  know better than anyone what we are talking about.

We have  prepared  our  Company  for  2003  and for the  future,  in  which  new challenges will demand much more from everyone of us - especially in a currently undefined global environment.

Steady and mindful of the road ahead of us, we thank God. We trust in Him and in our  ability to ensure  that CSN  fulfills  its destiny  with  excellence  - and receives all the praise for a great victory.

Benjamin Steinbruch
Chairman of the Board

THE COMPANY

Companhia  Siderúrgica  Nacional (CSN) continues to be a leader in the Brazilian steel  industry.  The  Company's  origin is core to the early  industrialization
process  in  Brazil.   The  excellent   combination  of  raw  material   sources
(wholly-owned,  high quality iron ore mines  together  with sources of limestone and dolomite),  railways, ports, mill, service and distribution centers, as well as its own source of energy, all contribute to give CSN an effective competitive edge.  Investments in the constant modernization of its production processes and the  preservation  of the  environment  also  place CSN at the  vanguard  of the industry  worldwide.

CSN provides  solutions for its clients involving a vast array of products which are closely  connected  to their  final use:  hot rolled  products,  cold rolled products, tin plate and galvanized plate. CSN seeks to combine the excellence of its product with its clients' individual requirements through services organized around Market Business Units which are targeted to specific economic segments.

BUSINESS ENVIRONMENT

We had a very challenging  environment in 2002. Both the pre-recessive  economic
environment  in  the  world  and  the  uncertainty   surrounding  the  Brazilian
presidential  elections  could  have had  significant  impacts  on our  results.
However,  we overcame the 2% decrease on the apparent  consumption of flat steel in  Brazil,  as well as the  52.3%  devaluation  of the  real - and  also a very complex electoral transition, rife with pessimism.

In the macroeconomic scenario, the difficulties experienced in the international market, as well as the political transition in Brazil, led once more to exchange rate volatility: the US dollar reached R$ 3.96 on October 22, closing 2002 at R$
3.53, restricting credit for Brazilian companies.  However, our hedging strategy and higher sales volume in the international  market contributed to an after-tax positive impact of R$ 380 million on our earnings.

We also  succeeded in renewing 70% of our trade  financing due in 2002,  and did not face any liquidity problems in meeting our financial commitments.

In  the  global  steel  industry,  2002  began  with  the  announcement  of  the restrictions  imposed by Section 201 in the USA,  followed by a large  number of additional  tariffs in other parts of the world. With the reduced global supply, average  hot-rolled  product prices in the  international  market rose 9%, which also had a positive impact on our results.

COMMERCIAL STRATEGIES

Sales

Sales of rolled and  semi-finished  products in 2002  totalled 4.8 million tons,
0.8 million higher than in 2001. We took advantage of market  opportunities  and expanded  our  exports.  As a result,  exports as a  percentage  of total  sales increased  from 18% in 2001 to 33% in 2002,  totalling  1.6  million  tons.  The increase in exports was part of a sales strategy adopted since 2002, as a way to generate a continuous flow of U.S dollar revenues,  as well as benefit from both the recovery in  international  prices and the  appreciation  of the U.S. dollar against the real.

Domestic  market  sales of 3.2 million  tons were driven by higher  sales in the
Home  Appliances  & OEM  and  Construction  segments,  as  well  as  the  strong performance of the Distribution  segment.  Domestic market sales constituted 67%
of our total sales in 2002, compared to 82% in 2001, although our total domestic sales volume remained  unchanged.  The difference in the domestic market's share reflects the significant increase in our total sales.

Consolidated  sales volume  totalled 5 million  tons,  171 thousand tons greater than the parent  company  sales  volume.  This  difference  is due to  inventory reductions  carried out at Inal,  CISA and  Galvasud.  Specifically  at CISA, we
contributed  with 56,000 tons to increase  CISA's  capital.  These products were sold, thus contributing to the higher consolidated sales volume.

During the first half of 2002, we  maintained  the same slab export levels as in
2001.  During the second half of the year, we intensified our finished  products exports - in large part  concentrated in North America,  Asia and Latin America, specifically  the USA,  China,  and  Colombia.  This  performance  confirms  our long-term  strategy of  maintaining a continuous  presence in the  international market.

Below are highlights from CSN's Commercial Area during 2002:

Market Units

Automotive - We highlight the fact that  GalvaSud,  a company  equipped with the latest in steel making  technology  for the automotive  segment,  began to offer high-resistance  and deep drawing steels for the new vehicle platforms,  as well as  value-added  welded  blanks and  zinc-coated  materials  (HDG) to be used in external panels (substituting electrolytic material), in line with recent global market trends.

Construction  - In 2002, we continued to expand our presence in this segment and established partnerships for the development of new construction systems.

Galvalume steel and pre-painted steel, two new products which are widely used in the construction segment, will be incorporated into CSN's portfolio in the first half of 2003, when  CISA's new  production  unit in Araucária, Paraná starts its operations. CISA's service center will continue to provide its special services, basically for the Construction and Home Appliances markets.

Distribution - In 2002, the Distribution  Market Unit consolidated its operation strategy through CSN's subsidiaries.  This provided significant gains, mostly in agility and in reducing  distances  from final  consumers.  INAL,  a  subsidiary operating in the distribution segment, became the second largest Brazilian steel distributor, focused basically on the domestic market.

Home  Appliances & OEM - The unique,  tailor-made  product  offering of the Home
Appliances & OEM  (Original  Equipment  Manufacturer)  Market Unit enabled it to become  the leader in its  segment in 2002.  We are  constantly  seeking  highly efficient  usage of our steel for such  applications,  as well as cost reduction along  the  supply  chain.  The  Market  Unit  supplies  segments  such  as home
appliances,  hermetic  compressors,  steel  furniture,  re-rolling,   electrical
motors, agribusiness and gas cylinders.

In 2002,  we started  the Just in Time  supply  system  for the home  appliances segment, and developed new products for the agriculture and electric industries.
Starting with the  implementation  of the CISA plant,  the Home Appliances & OEM
Market  Unit will be  offering  its  costumers  galvalume  steel,  which is more corrosion-resistant, as well as pre-painted steel.

Packaging  - The  packaging  segment  experiencied  significant  growth  in  the domestic  steel  market  in the  fourth  quarter  of  2002,  due  to the  strong performance of the processed and packaged food industry -3  particularly  canned meat,  milk-related products and coffee (instant,  ground, and toasted). In this
market,   steel  packaging  was  the  product  of  choice  due  to  its  greater conservation  properties,  higher resistance during  transportation,  and longer shelf-life.

Steel packaging sales remained strong in the painting/chemicals segment and were expanded  in the pet food  segment,  but had to face strong  competition  in the dairy and soy oil  segments.  The best  prospects  for 2003 are in the two-piece beverage can  segment,  which has grown with CSN's  recent  acquisition  of Cia.
Metalic Nordeste (Metalic).

Exports

Exports grew  significantly  in 2002,  accounting for 33% of total sales volume, well  above our  historic  average  of 25%.  The  increase  was due to  stronger international demand - particularly in the second semester,  in a process led by
China.

In line  with  our  existing  commercial  strategy,  we sell  directly  to final customers. Our products are sold to 60 countries in all continents, particularly
North America  (37%),  Asia (23%),  Latin America (19%),  and Europe (17%).  Our
semi-finished  products  exports in 2002  accounted for 39% of our export sales, while non-coated  products  represented  30%, and coated products  accounted for
31%.

Our goal for  2003 is to reach a  regular  and  programmed  growth  in  exports, prioritizing direct sales and preserving our commitments to the domestic market.

PRODUCTION

Crude steel production was 1.1 million tons higher than in 2001, with the rolled product  production  increasing 0.6 million tons in 2002.  Such increases were a result of the major  revamping of Blast  Furnace #3 and Hot Strip Mill #2, which took place in 2001.

We  produced  5.1 million  tons of crude  steel and 4.7  million  tons of rolled products  in  2002  (tonnages  measured,  respectively,  at  the  output  of our continuous casting facility and hot strip mill. Due to normal production losses, these volumes differ from inventory inputs).

Average productivity, measured in tons of crude steel/man-year, has increased by
42% in the last five years. Such increase  reflects the cost reduction  efforts, as well as internal restructuring and the investments we have made in the period to optimize  processes and add value to our products.  In contrast to the impact on the total crude steel  production in 2001,  the revamping of Blast Furnace #3 led to a relevant  increase in  productivity  in 2002,  since  output  increased significantly during the period.

FINANCIAL PERFORMANCE

EBITDA and Net Income

Our operational  results in 2002 were  excellent.  The increase in sales volume, coupled  with the  strategy of pursuing a larger  presence in the  international market and cost reduction  efforts,  allowed us to obtain historical gains, both in margin and in  operational  cash  generation.  EBITDA reached a record R$ 2.2 billion, 69% higher than in 2001, for a 47% EBITDA margin (EBITDA/net  revenues)
(See Note 25 to the Financial  Statements).  In the fourth quarter alone, EBITDA margin was 52%, reaching a record high of 55% in November.

2002 was filled with challenges and achievements. Once again we were impacted by the real devaluation  against the U.S.  dollar,  since the majority of our debts are denominated in dollars.  Differently  from 1999 and 2001,  losses due to the strong exchange  variation  observed in 2002 were not eligible for deferral.  We not only absorbed the entire impact in 2002's final results,  but also amortized
R$ 619  million  from the  deferrals  of 1999 and  2001.  We have  also  accrued
provisions  for  unfunded  pension   liabilities  from  Caixa   Beneficente  dos
Empregados da CSN (CBS),  the employees'  pension fund.  Effects of 2002's R$ 66
million  provision,   in  addition  to  the  exchange  deferral   amortizations,
represented a total negative effect of R$ 452 million on 2002 net results.

The  above-mentioned  factors explain the net loss of R$ 219 million reported in
2002,  as well as the  variation as compared to the net income of R$ 296 million in 2001. Given the circumstances,  we consider that the 2002 net loss is in fact an  achievement:  we were able to  offset by R$ 358  million  the  running  loss through  September  as a result  of our  operational  results  and an  effective hedging strategy.

EBITDA

Our R$ 2.2  billion  EBITDA  in 2002  was R$ 878  million  higher  than in 2001, representing  an EBITDA  margin of 47%.  The  increase in sales  volume,  higher prices  obtained,  a better sales mix, and lower costs on a per tonne basis were fundamental for our excellent operational results.  Pricewise, we benefited from the higher  export  margins in the last months of 2002, a result of the recovery in  international  prices  and  the  appreciation  of the  U.S.  dollar.  Higher international prices, coupled with very favorable internal demand, allowed us to realign prices in the domestic market by the end of 2002.

The improved  sales mix was a consequence  of higher export sales in a year when the average  international  prices  were much higher than the average  prices in
2001.  This effect offset the lower share of coated products in total sales (36%
of total rolled products and slabs sales,  against 42% in 2001). This proportion is expected to remain stable in 2003,  since the  production  increase  observed after the  revamping of Blast  Furnace #3 and Hot Strip Mill #2 focused on slabs and hot-rolled products.

We were able to achieve  lower costs,  on a per tonne basis,  despite the strong exchange  rate  impact on the cost of raw  materials  and items which are either imported or  dollar-indexed.  Such impact was partially offset by more efficient consumption  in the year and also by the larger  production  volume - which,  in turn,  allowed us to dilute fixed costs.  It is  important to mention  that,  in
2001, we had the impact of outsourcing  slabs to make up for the downtime during the revamping of Blast Furnace #3.

Consolidated  EBITDA  reached R$ 2.3  billion in 2002 (R$ 1.7  billion in 2001), with a 44%EBITDA margin. This amount is R$ 126 million higher than the EBITDA of the  parent  company,  again due to  inventory  reductions  at Inal,  CISA,  and
GalvaSud.

Financial Results

Our hedging  strategy  against  exchange rate  variation,  which was implemented through  financial  investments in dollars and in hedging  operations - swap and options  amounting  to an  average  of US$ 1.3  billion  and  US$  0.6  billion, respectively - accounted for the expressive growth in financial revenues,  which reached R$ 1.5  billion in 2002,  before the impact of the  amortization  of the exchange losses deferred in 2001.

Conversely,  the  higher  exchange  variation  reported  in 2002 has  negatively impacted financial expenses and  monetary/exchange  variations.  The U.S. dollar exchange rate at the end of 2002 was R$ 3.53, accumulating an exchange variation of 52.3%, compared to 18.7% in 2001. We reported financial expenses amounting to
R$ 806 million, which include tax (PIS/COFINS) provisions on financial revenues.
Such  provisions also increased  considerably,  due to the increase in financial revenues.  Monetary/exchange  variations  -  excluding  the 2001  exchange  rate deferral and the  amortizations  of the 1999 and 2001 deferrals - had a negative impact of R$ 3.1 billion,  compared to R$ 0.8 billion in 2001, due to the higher exchange rate variation.

In 1999 and 2001 we deferred our exchange rate  variation net losses,  according to CVM Rules # 294/99,  404/01, and 409/01. In 2002 we amortized R$ 619 million, which included  deferrals from both 2001 and the final deferral related to 1999.
On December 31, 2002, the outstanding  balance of the 2001 deferral  amounted to
R$ 154 million, after taxes. In 2001, the positive effect of the deferral on the results  amounted to R$ 621  million,  or R$ 410 million  after income taxes and social contribution.

Net Debt

Our  consolidated  net debt  totalled  US$ 1.4  billion  at the end of  2002,  a reduction  of US$ 678  million  compared  to the total at the end of 2001.  This
reduction  was  achieved   through  our  effective   hedging  strategy  and  our
operational  cash  generation.  In reais,  our  consolidated  net debt of R$ 5.1 billion at the end of 2002 was R$ 0.2 billion  higher,  compared to the total at the end of 2001. The slight increase is explained by the effects of the exchange variation on dollar-denominated debt. This impact was partially offset by higher financial revenues, which contributed to increase our cash by R$ 1 billion.

Earnings Distribution

We have always strived to maintain a stable  dividend  distribution  policy,  to reflect not only our concern for our  shareholders'  return on  investment,  but also our  confidence  on CSN's  future  prospects.  As a  result,  the  dividend distribution  for the fiscal year ending  December  31,  2002,  will be based on earnings  from  previous  periods  that,  together,  form  the  balance  of  the investment reserves.

The proposal for the payout to our  shareholders  is to  distribute  interest on equity  in the  total  amount of R$ 293.5  million  - in  addition  to the R$ 50 million interest on equity approved in April 2002 and paid in June 2002.

Value Added

Value  added in 2002  totalled  R$ 4.9  billion  (see  Note 24 to the  Financial
Statements),  which differs from 2001  particularly in the Interest and Exchange
Rate Variation item, due to the significant currency devaluation reported in the period.

                 Table 1: Performance Indexes - Parent Company

OPERATIONAL INVESTMENTS

Our main  operational  investment in 2002, in the amount of R$ 326 million,  was the  implementation  of  the  Rolling,  Galvanizing  and  Pre-Painting  Unit  in
Araucária, Paraná, through our subsidiary CISA.

For 2003, the most  important  operational  investments  will also take place at
CISA, with the start-up of the Galvanizing and  Pre-Painting  lines in the first half, and the conclusion of the  cold-rolling  mill and the pickling line during the year, thus completing the mill as planned.

In the steelmaking  complex - which includes Usina Presidente Vargas (steel mill in Volta  Redonda),  the coal terminal at the Sepetiba port (Tecar) and the iron ore,  limestone,  and  dolomite  mines - we invested  R$ 383.5  million in 2002.
Investments  of R$ 56  million  in  the  plant  and in  Tecar  were  focused  on environmental issues.

The remaining  investments  represent,  basically,  payments  involving previous years'  projects,  and also  several  minor  projects  aimed at  sustaining  our competitiveness and also the quality of our products and services.

The main  investments  planned for the Volta  Redonda steel mill in 2003 include the  substitution of some of the  steel-producing  pots, in order to allow us to reach a production capacity of 5.8 million tons, as well as the revamping of the coke-producing  units 1, 4, and 5.  These  and  other  general  investments  are basically  focused on sustaining the mill's  competitiveness  and preserving the environmental quality of the area surrounding Usina Presidente Vargas.

Research  and  Development  expenses  totalled R$ 21 million in 2002,  including product  development  initiatives.  Product development was the main focus, with particular  emphasis on production  process  improvements  involving  steels for two-piece  beverage cans, high resistance steel for the automotive  industry and special  application  steels for  several  other  industrial  segments.  We also proceeded  with our  simultaneous  engineering  programs  together  with several customers,  aimed at providing  direct  technical  support within the customers'
industrial facilities.

CAPITAL MARKET

•  Market Performance

In 2002 as in 2001,  the stock market trended  downward.  The  Ibovespa(1)  fell
17.0% while the Dow Jones Industrial Average(2) fell 16.8%.

Despite  the  difficult  market  environment,  our shares at Bovespa  rose 46.2%
throughout 2002. On the New York Stock Exchange  (NYSE),  our ADRs fell 11.0% in dollars,  as a consequence of the 52.3% depreciation of the real during 2002.

At  Bovespa,  the 2002  average  daily  trading  volume was close to 200 million shares in more than 49 thousand  transactions  during the year. This average was almost two times  higher  than in 2001.  ADR  trading  volume  remained  stable, representing 35% of all transactions involving shares, both at Bovespa and NYSE.
Foreign ownership of CSN's shares reached 25% in 2002,  compared to 20% in 2001, both at Bovespa and NYSE.

In 2002 we conducted  important  financing  transactions,  despite the country's tight credit  environment.  In the domestic market we issued R$ 690 million in 3 and 4-year debentures as of March 2002, and a R$ 197 million facility with BNDES in December, maturing in 6 years.

Our trade finance facilities - such as export/import pre-payment and financing -
totalled US$ 430 million.  On average, we refinanced between 70 and 75% of these obligations  in 2002. In spite of a difficult  market  environment,  the average cost of these obligations remained at Libor plus 3.5/3.75% p.a.

In March 2003,  we issued  US$85  million in Notes  through our  subsidiary  CSN
Islands II Corp. The one-year  transaction,  with a coupon of 9.5% p.a., was the first one to be carried out by a  Brazilian  non-financial  company  since March
2002.

(1) - Index of Bolsa de Valores de São Paulo - Bovespa
(2) - Index of the New York Stock Exchange - NYSE

HUMAN RESOURCES

Throughout  2002, our Human  Resources  department  developed and  implemented a series of programs  focused on the  development of our 8,470 employees along all human dimensions:  physical, mental, emotional, and intellectual. The idea is to improve quality of life in and out of the working environment, so that employees feel stimulated, challenged, and valued on a daily basis.

Among  the most  important  programs  were  those  focused  on  information  and participation  ("HELLO  HR"  hotline  with 4,000  calls  received  in 2002;  "HR
GATHERINGS",  informal  encounters  in all CSN  units to  explain  benefits  and programs impacting employees; the implementing of HR Integrated System), quality
of  life  ("Healthy  Living  Program,"  involving   disease/drug/alcohol/obesity
prevention  programs and special themes of interest),  health (two medical units inaugurated  at the plant site in Volta  Redonda),  meals  (improvements  on the meals served on the  premises,  based on employee  input),  education  ("PROJECT
EDUCATE",  which granted 600 full scholarships for elementary and middle school, as well as partial  scholarships  for college  and  technical  courses),  social responsibility  (activities  that  complement the work developed by Fundação CSN and that mapped out the internal supply and demand for a volunteer  program,  as well  as  a  special  retirement  preparation  workshop,  focused  on  employees approaching  retirement),  and professional  development  (internal  recruiting, trainee,  internship,  and competence  performance managing programs, the latter focused initially on executives).

In 2002, we conducted a severance incentive program in which 487 employees opted to receive compensation proportional to their period of service, extended health
care  assistance  and   outplacement   personal   consulting   services.   Total
expenditures with the program were around R$ 13 million.

Our  goals for 2003 are to  maintain  the main  existing  programs,  while  also broadening  some of them.  We will extend the  competence  performance  managing program to graduate  professionals,  coordinators and supervisors.  We will also
implement  a  specific  program  aimed  at  physically  and  mentally   disabled
employees,  and  conduct  an  effort to  broaden  the  integration  of all human resources systems.

SOCIAL RESPONSIBILITY

Corporate  Social  Responsibility  is an  increasingly  important  issue for the majority of large  corporations.

Fundação CSN (CSN Foundation),  a non-profit  organization that implements CSN's corporate strategy for social responsibility,  invested R$ 14 million in 2002 in educational, cultural, environmental, and community-oriented social projects.

The inclusion of individuals in a productive life, the discovery of new talents, the  development of citizenship, and  professional training were at the heart of the projects  supported by Fundação  CSN,  focused  primarily on  youngsters  of various  age  groups.

Fundação CSN analyzes, evaluates and measures the performance of the projects it develops and supports, in order to prioritize investments and adjust them to the needs of the target groups, thus guaranteeing its sustainability.

Among  the best  performing  projects  in 2002  were  Projeto  Acontecer,  which finances revenue-generating  activities in philanthropic organizations and offer
professional   training  to   youngsters   and  adults,   thus   promoting   the
organizations'  sustainability  through  such  activities;  and  Projeto  Garoto
Cidadão, aimed at discovering new talents in music, sports, and arts through the development of self-esteem,  the boosting of physical and mental development, as well as an  integrated  effort  to  ensure  social  inclusion  of  children  and teenagers  in  marginal  situations,  between  the ages of 8 and 18. The project contributed to a measurable  improvement  in the  scholastic  performance of its participants.

Fundação CSN's primary focus is directed to the communities around the Company's operating units: Volta Redonda and Itaguaí (RJ), Araucária (PR), Congonhas,  and
Arcos (MG).

RISKS AND CHALLENGES

•  Foreign Currency Exposure

On December 31, 2002,  80% of our  consolidated  gross debt, or US$ 1.6 billion, was denominated in foreign currency,  compared to the 96% reported at the end of
2001.  Despite this  reduction,  our balance sheet was once more affected by the exposure to exchange rate volatility,  as a consequence of the floating exchange system  adopted by Brazil.  In order to reduce such  exposure,  we increased our hedging  operations - which  totalled US$ 1.7 billion at the end of 2002,  while our cash invested abroad totalled US$ 100 million.

In addition to the financial  instruments,  our export revenues  totalled R$ 1.4 billion (US$ 0.4 billion) in 2002, which represented not only a 200% increase in comparison to the previous  year,  but also  additional  protection  against the exchange rate variation.

Thirty one percent of our  production  cash-cost  was  exposed to exchange  rate variation, 25% of which corresponded to imported raw materials, such as coal and coke, and the remainder to dollar-linked raw materials, such as zinc and tin.

•    Internationalization and export market

Internationalization

In July 2002 we announced  our  intention of combining  our assets with those of the Corus Group,  plc, an Anglo-Dutch  company and the second  largest  European steelmaker in installed  production  capacity.  The proposition  fitted into our strategy  of  globalizing  our  activities  and had  operational  and  financial synergies.  However, both the Brazilian and the international  economic scenario at the end of 2002 led us to abandon  this  project.  We will  continue to study proposals and opportunities for alliances, mergers or acquisitions that allow us to achieve the status of global company.

To confirm this  strategy,  we intend to exercise our option to acquire CSN LLC,
Inc., a re-rolling  unit located in Terre Haute,  in the United  States.  We are
firmly   resolved  to  complement   this  operation  with  the   acquisition  or
construction  of a hot strip mill, so that we can benefit from the surplus slabs produced by our mill in Brazil,  thus adding value in the North  American  steel market.

Export Market

According to the  International  Iron & Steel Institute - IISI,  global apparent steel  consumption,  which is  estimated at 802 million  tonnes,  is expected to increase  5% in 2003 to 840 million  tonnes.  However,  the world  supply/demand balance,  deeply  influenced by China,  will still experience some  instability, particularly in the second semester.

International  prices for hot-rolled products in 2002 were 50% higher,  reaching
US$  320/ton,  compared to the average US$ 210/ton in 2001.  Such a  substantial recovery was more a function of inventory  replenishing  than that of a stronger demand;  besides,  it reflects  the  protectionist  measures  adopted by several countries, especially the United States.

Global  demand - except  for China,  which is now the  leading  steel  importing country, having expanded its domestic steel production more than 12% - has shown only a marginal  increase,  which  indicates  that the  ongoing  price level may undergo adjustments during the year 2003.

STRATEGIC INVESTMENTS

Metalic

We are one of seven steel  companies  in the world that  produce DWI  (Drawing &
Wall Ironing) steel, a highly-valued  product which is used in the production of two-piece  beverage cans. In Brazil,  steel beverage cans account for only 5% of the market.  In  comparison  to Europe and Asia,  where the use of steel in this segment  has been  growing  in recent  years  and is  already  significant,  the prospects for growth are very promising,  since steel is a lower cost and better
performance   alternative   to  aluminum,   in  terms  of  filling  as  well  as
aesthetically.

With the strategic  goal of promoting  such growth and expanding the presence of steel in the  Brazilian  beverage  can  market,  in  November  2002 we  acquired
Metalic,  the only Brazilian producer of two-piece beverage cans. The price paid was R$ 108.5 million, divided in twelve monthly payments starting November 2002.

CISA-INAL

At the end of 2002 we sold our shares at INAL to CISA,  pursuing our strategy of unifying similar activities and strengthening synergies.

The partial  splitting  of CISA into one Service  Center and one Main  Operating
Plant,  as well as the Plant's  incorporation  by CSN, were approved in February
2003. Our main objective was to maximize essential activities,  efficiency,  and competitiveness.  As a consequence,  the Service Center  continues to operate as
CISA, and the Main Operating Plant becomes a CSN unit.

Energy

In October 2002, we decided to discontinue  the contract for energy  acquisition maintained with Light,  which would expire in December 2005.  Since then we have been relying on self-generated  energy to meet all of our operational needs. Our energy sources  include the  Co-generation  Thermoelectrical  Power Plant (CTE), with an installed capacity of 238 MW; the Igarapava  Hydroelectric  Power Plant,
in which our stake is around 22 MW; and the Itá Hydroelectric Power Plant (Itá), where our stake through Itá Energética S/A (Itasa) is 170 MW.

In 2002, we confirmed  our intention to sell our stake in Itasa.  In December of the same  year we also  announced  our  intention  to sell the CTE.  This  sale, however,  was not  carried  out.  CSN  continues  to pursue  the most  efficient structure  for the sale of this asset,  while  securing  the  ongoing  supply of electric power.

INDEPENDENT PUBLIC ACCOUNTANTS

In 2002, the independent  public accountants that audit CSN and its subsidiaries were hired to perform additional services,  distinct from the examination of the
Company's financial statements.

Both CSN and the independent public  accountants  understand that such services, which consist  basically of consulting  issues over fiscal and corporate matters related to the project of  combining  activities  with CORUS,  do not affect the independence of the public accountants.

The  additional  services  hereby  mentioned  amounted  approximately  to R$ 100 thousand and represented  more than 5% of the total amount paid for the auditing services performed.

As a routine  practice,  CSN involves its Legal  Department in the evaluation of the nature of specific  services to be contracted  with its external  auditors -
distinct from, and in addition to, the examination of its financial statements -
in order to ensure that such services, due to their nature,  represent neither a conflict of interests,  nor affect the  independence  and the objectivity of the independent public accountants, in light of existing regulations.

Statements  that  express or imply  future  results,  performance  or events are forward-looking statements. Forward-looking statements herein include statements about CSN's  destiny,  becoming a global  company and  maintaining  a continuous presence in the  international  market,  the start-up of CISA and its activities and  products,  two-piece  can  prospects,  growth in  exports,  future  pension obligations,  future results implied by historical results and proposals to sell electric  generating  facilities.  Actual results,  performances  and events may differ  materially  fom  those  expressed  or  implied  by  the  forward-looking statements  as a  result  of  several  factors,  such as  general  and  economic conditions  in Brazil  and other  countries,  interest  rate and  exchange  rate levels, protectionist measures in the United States, Brazil and other countries, changes in laws and  regulations and general  competitive  factors (on a global, regional or national basis).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.